                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 4)

                    Under the Securities Exchange Act of 1934

                              Wiztec Solutions Ltd.
                                (Name of Issuer)

                                 Ordinary Shares
                         New Israeli Shekel 1 Par Value
                         (Title of Class of Securities)

                                   M98105-105
                                 (CUSIP Number)

                             William D. Baskett III
                          General Counsel and Secretary
                              Convergys Corporation
                             201 East Fourth Street
                             Cincinnati, Ohio 45202
                                  513-723-2444
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  May 24, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g)
check the following box [ ].
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                                  SCHEDULE 13D

CUSIP No. M98105-105
--------------------------------------------------------------------------------
1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)
      Convergys Corporation
      I.R.S. ID No. 31-1598292
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group
      (a) [X]
      (b) [ ]
--------------------------------------------------------------------------------
3.    SEC Use Only
--------------------------------------------------------------------------------
4.    Source of Funds
      BK
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization
      Ohio
--------------------------------------------------------------------------------
                       7.    Sole Voting Power
                             4,829,939
 Number of Shares
Beneficially Owned     8.    Shared Voting Power
     by Each                 0
    Reporting
   Person with         9.    Sole Dispositive Power
                             4,829,939

                       10.   Shared Dispositive Power
                             0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned By Each Reporting Person
      4,829,939
--------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      68.2%
--------------------------------------------------------------------------------
14.   Type of Reporting Person
      HC
--------------------------------------------------------------------------------


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SCHEDULE 13D

CUSIP No.  M98105-105
--------------------------------------------------------------------------------
1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)
      Convergys Information Management Group Inc.
      I.R.S. ID. No. 31-1069790
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group
      (a) [X]
      (b) [ ]
--------------------------------------------------------------------------------
3.    SEC Use Only
--------------------------------------------------------------------------------
4.    Source of Funds
      Not applicable, because not purchasing shares
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization
      Ohio
--------------------------------------------------------------------------------
                       7.    Sole Voting Power
                             0
 Number of Shares
Beneficially Owned     8.    Shared Voting Power
     by Each                 0
    Reporting
   Person with         9.    Sole Dispositive Power
                             0

                       10.   Shared Dispositive Power
                             0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned By Each Reporting Person
      0
--------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      0.0%
--------------------------------------------------------------------------------
14.   Type of Reporting Person
      CO


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SCHEDULE 13D

CUSIP No. M98105-105
--------------------------------------------------------------------------------
1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)
      Convergys Israel Investments Ltd.
      I.R.S. ID. No. Not applicable
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group
      (a) [X]
      (b) [ ]
--------------------------------------------------------------------------------
3.    SEC Use Only
--------------------------------------------------------------------------------
4.    Source of Funds
      AF
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization
      State of Israel
--------------------------------------------------------------------------------
                       7.    Sole Voting Power
                             4,829,939
 Number of Shares
Beneficially Owned     8.    Shared Voting Power
     by Each                 0
    Reporting
   Person with         9.    Sole Dispositive Power
                             4,829,939

                       10.   Shared Dispositive Power
                             0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned By Each Reporting Person
      4,829,939
--------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      68.2%
--------------------------------------------------------------------------------
14.   Type of Reporting Person
      CO


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      This Amendment No. 4 to Schedule 13D is filed by Convergys Corporation
("Parent"), Convergys Information Management Group Inc. ("Convergys IMG") and Convergys Israel Investments Ltd. ("Sub") to amend and supplement the Schedule 13D, as amended, previously filed.

Item 4. Purpose of Transaction

      Item 4 of the Schedule 13D is amended and supplemented by adding the following:

      With respect to the offer to purchase all of the outstanding Ordinary Shares, New Israeli Shekel 1 Par Value (the "Shares"), of Wiztec Solutions Ltd., a company limited by shares duly registered under the laws of the State of Israel (the "Company"), Sub purchased and currently owns 4,829,939 Shares (of which 4,750,000 Shares were tendered by an affiliate of Sub) or approximately 68.2% of the Shares outstanding, at the purchase price of $18.30 per Share, net to the Seller in cash. Since holders of at least 90% of the Shares did not accept the recently completed tender offer, as set forth in the previously distributed offer to purchase materials, in order to increase Sub's Share ownership, Sub is electing to engage, from time to time, in its sole discretion, in open market and privately negotiated purchases of Shares and warrants to purchase Shares, at prices which may be greater or less than the Offer Price of $18.30 per Share.

SIGNATURES

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct. In executing this Statement, the undersigned agree, to the extent required by Rule 13d-1(f), that this Statement is being filed on behalf of each of the reporting persons herein.

Dated: May 24, 1999

                                    Convergys Corporation

                                    By:    /s/ William D. Baskett III
                                           -------------------------------------
                                    Name:  William D. Baskett III
                                    Title: General Counsel and Secretary

                                    Convergys Information Management Group Inc.

                                    By:    /s/ Roy T. Heggland
                                           -------------------------------------
                                    Name:  Roy T. Heggland
                                    Title: Senior Vice President and General
                                           Counsel

                                    Convergys Israel Investments Ltd.

                                    By:    William D. Baskett III
                                           -------------------------------------
                                    Name:  William D. Baskett III
                                    Title: Vice President


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